Suite 900 607 14th St., NW

Washington DC 20005-2018

t 202 508 5800 f 202 508 5858

www.KilpatrickStockton.com

March 12, 2010	direct dial 202 508 5825 direct fax 202 204 5600 AKaslow@KilpatrickStockton.com

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, DC 20549

Re:	FedFirst Financial Corporation

Registration Statement on Form S-1

Dear Sir or Madam:

Enclosed herewith for filing please find the Registration Statement on Form S-1 for FedFirst Financial Corporation, the proposed holding company for First Federal Savings Bank, a federally-chartered stock savings bank, the deposits of which are insured by the Federal Deposit Insurance Corporation. A wire transfer has been executed pursuant to 17 C.F.R. §202.3a in the amount of $3,691, which constitutes the filing fee for the Registration Statement.

If you have any questions regarding this filing, please contact the undersigned at 202-508-5825.

Very truly yours,

KILPATRICK STOCKTON LLP

/s/ Aaron M. Kaslow
Aaron M. Kaslow

Enclosures

cc:	Patrick G. O’Brien, FedFirst Financial Corporation